Exhibit 10.22

Mr. Ed First
Mr. Dan Acosta
Mr. Mike Smith
20992 Bake Pkwy. Suite 102
Lake Forest, CA 92630
USA

May 13th, 2002


Regarding: Settlement of back-pay

Dear Gentlemen,

Following our discussions we would like to confirm the settlement of your back pay with Remedent USA, Inc. As agreed the total amount of $31,202.86 ($25,846.14 Salary & $5,396.72 Unpaid Expenses) will be paid in 3 instalments partly in cash, partly in shares of Remedent USA, Inc.:

(1) Shares
Remedent USA, Inc. will issue share certificate(s) totalling 205,000 shares in the names desired by the undersigned.

A total of $16,000.00 out of the $31,202.86 indebtedness will be paid with the above mentioned shares.

Upon your confirmation, Remedent USA, Inc. will issue the certificates to undersigned within 5 business days.

(2) Cash
The remaining balance of $15,202.86 will be paid in cash. Remedent will send you 2 checks within 5 business days, the first for $7,702.86 and the second for $7,500.00. The first check is payable 05/31/2002, the second 06/30/2002.

The undersigned employees agree that the above-mentioned amounts to be paid in cash and stock will be paid to individuals as independent consultants and the Company will issue a corresponding Form 1099 for these amounts, excluding unpaid expenses, for the current tax year.

The undersigned acknowledges that $4,772.00 of the Unpaid Expenses was utilized to pay The Bike Shop for the remaining indebtedness of Remedent USA, Inc. for the back rent for November and December 2001. Subsequent to that payment, Remedent USA, Inc. maintains no indebtedness to this previous lessor.




Remedent USA, Inc. will issue cash and stock to the undersigned as denoted below.

Undersigned agrees that this agreement constitutes the full and complete satisfaction of Remedent USA, Inc's., including its subsidiaries, officers and employees, indebtedness for unpaid wages, unpaid expenses and penalties. Undersigned waives all future claims regarding the above indebtedness.







Please return a copy of this document with your signature for approval.

Kind regards,                       FOR CONFIRMATION:

                                    /s/ Dan Acosta
                                    /s/ Mike Smith
/s/ Stephen Ross                    /s/ Ed First
Stephen Ross                        Dan Acosta       Mike Smith        Ed First
CFO


                            Shares of            First Cash Payment of      Second Cash Payment of
                           Common Stock           $7,500.00 Payable on       $7,500.00 Payable on
                      in Remedent USA, Inc.            5/31/2002                   6/30/2002
                     -------------------------   -----------------------   --------------------------

Ed First                               77,900                 $2,927.09                    $2,850.00

Mike Smith                             47,765                 $1,794.77                    $1,747.50

Dan Acosta                             79,335                 $2,981.01                    $2,902.50
                     -------------------------   -----------------------   --------------------------

                                      205,000                 $7,702.86                    $7,500.00

